

April 14, 2011

By U.S. Mail and facsimile to 011-(972)-4-626-0483

Ms. Gabby Klausner, Chief Financial Officer
ACRO Inc.
18 Halivne Street
Timrat, Israel   23840

> **Re: ACRO Inc.**
> **Form 10-K/A for the year ended December 31, 2009**
> **Forms 10-Q/A for the quarters ended June 30, 2010 and**
> **September 30, 2010**
> **File No. 000-50482**

Dear Ms. Klausner:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by amending your filing or by advising us when you will file the requested amendment. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A

Certifications

1. Since you were required to resubmit your audited financial statements, please amend your filing to include Section 906 certification in addition to new Section 302 certifications.

OK

Forms 10-Q/A for the quarterly period ended June 30, 2010 and September 30, 2010

2. Please revise your amendments as follows:
    - Include the entire periodic reports as previously requested in our letter dated November 23, 2010.

- Include Section 302 certifications in addition to new Section 906 certifications.
- Revise Section 906 certifications to refer to <u>Quarterly</u> report instead of <u>Annual</u> report.
- Ensure that the certifications are dated. We noted that the Section 906 certifications included in the amendment to Form 10-Q for the quarter ended September 30, 2010 is not dated.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant